Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

On March 15th, Chicago Mercantile Exchange Holdings Inc. issued the following press release:

[Chicago Mercantile Exchange Logo]	Media Contacts Anita Liskey, 312.466.4613 or 312.735.8012 mobile Allan Schoenberg, 312.930.8189 or 312.907.1641 mobile news@cme.com www.cme.com/mediaroom

FOR IMMEDIATE RELEASE	Investor Contact John Peschier, 312.930.8491 CME-G

CME Issues Statement on Proposed CME/CBOT Merger

CHICAGO, March 15, 2007 – CME, the world’s largest and most diverse financial exchange, issued the following statement today in regard to its proposed merger with The Chicago Board of Trade (CBOT):

We are confident that the CME/CBOT merger will create a strong combination and provide significant and unique benefits for shareholders and customers of both companies. We are working toward the successful completion of our transaction.

Important Merger Information

CME and CBOT have filed a definitive prospectus/joint proxy statement with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/proxy statement and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 14, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants is included in the definitive prospectus/proxy statement referred to above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About CME Holdings

CME Holdings (NYSE, NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc., the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of CME Holdings.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

# # #